UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*

Altisource Portfolio Solutions S.A.
(Name of Issuer)

Common stock
(Title of Class of Securities)

L0175J104
(CUSIP Number)

William B. Shepro 40, avenue Monterey L-2163 Luxembourg Grand Duchy of Luxembourg (352) 24 69 70 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2019[1]
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________

[1]	This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No.: L0175J104

1.	NAME OF REPORTING PERSON
William B. Shepro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
404,892[2]
	8.	SHARED VOTING POWER
451,850[3]
	9.	SOLE DISPOSITIVE POWER
404,892[2]
	10.	SHARED DISPOSITIVE POWER
451,850[3]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
856,742[2,3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.38%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
________________________

[2]
Includes 392,400 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of March 20, 2020 and 12,492 restricted shares and restricted share units scheduled to vest on or within 60 days of March 20, 2020, as to which Mr. Shepro has no voting rights until vesting occurs.

[3]	These shares are held by the William B. Shepro Revocable Trust, as to which Mr. Shepro and his spouse, Gina H. Shepro, share voting and dispositive power.

CUSIP No.: L0175J104

1.	NAME OF REPORTING PERSON
Gina H. Shepro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
451,850[4]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
451,850[4]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
451,850
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.91%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
________________________

[4]	These shares are held by the William B. Shepro Revocable Trust, as to which Mr. Shepro and his spouse, Gina H. Shepro, share voting and dispositive power.

CUSIP No.: L0175J104

1.	NAME OF REPORTING PERSON
William B. Shepro Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
451,850
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
451,850
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
451,850
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.91%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ITEM 1. Security and Issuer.
The securities to which this Schedule 13D relates are the shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A., a company organized under the laws of Luxembourg (the “Issuer”). The principal executive offices of the Issuer are located at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg.
ITEM 2. Identity and Background.
(a) This Schedule 13D is filed jointly by William B. Shepro, his spouse, Gina H. Shepro, and the William B. Shepro Revocable Trust (the “Trust”) (each, a “Reporting Person”, and together, the “Reporting Persons”). The trustees of the Trust are Mr. and Mrs. Shepro.
 (b) Mr. and Mrs. Shepro’s business address is 40, ave Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg.
 (c) Mr. Shepro is the Chief Executive Officer and Chairman of the Board of the Issuer. Mrs. Shepro is self-employed.
 (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
 (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
(f) Mr. and Mrs. Shepro are United States citizens.
ITEM 3. Source and Amount of Funds or Other Consideration.
Certain of the shares of Common Stock reported were acquired upon the exercise of stock options and vesting of restricted shares and restricted share units, in each case, which were granted by the Issuer to Mr. Shepro for no consideration. All other shares were purchased by the Shepros in the open market using personal funds.
ITEM 4. Purpose of Transaction.
732,906 of the shares of Common Stock were, or will be, acquired upon the exercise of stock options and the vesting of restricted shares and restricted stock units received as compensation from the Issuer. As noted above, 404,892 of the shares of Common Stock are currently underlying vested stock options that have not yet been exercised by Mr. Shepro or are unvested restricted shares or restricted stock units that will vest on or within 60 days of March 20, 2020. All other reported shares of Common Stock were acquired in the open market from time to time for investment purposes.
The Reporting Persons may from time to time acquire additional shares of Common Stock, both through the exercise of stock options and vesting of restricted shares granted to Mr. Shepro by the Issuer and in open market transactions.
ITEM 5. Interest in Securities of the Issuer.
(a) William B. Shepro beneficially owns: (i) 392,400 shares of Common Stock issuable upon the exercise of currently exercisable stock options or stock options that are exercisable within 60 days of March 20, 2020, (ii) 12,492 shares of Common Stock constituting restricted shares and restricted stock units that vest on or within 60 days after March 20, 2020 and (iii) 451,850 shares of Common Stock held directly by the William B. Shepro Revocable Trust, as to which Mr. and Mrs. Shepro share voting and dipositive power. Mrs. Shepro and the Revocable Trust have beneficial ownership of the 451,850 shares of Common Stock referenced above.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 15,529,772 shares outstanding as of March 20, 2020.
As of December 15, 2019, the date Mr. Shepro’s beneficial ownership first exceeded 5.0%, Mr. Shepro beneficially owned: (i) 392,400 shares of Common Stock issuable upon the exercise of currently exercisable stock options or stock options that were exercisable within 60 days of December 15, 2019, (ii) 25,000 shares of Common Stock constituting restricted stock units that will vest on or within 60 days after December 15, 2019 and (iii) 428,492 shares of Common Stock held directly by the William B.

Shepro Revocable Trust, as to which Mr. and Mrs. Shepro share voting and dipositive power, for total beneficial ownership of 845,892. Mrs. Shepro and the Revocable Trust had beneficial ownership of the 428,492 shares of Common Stock referenced above.
As of December 15, 2019, Mr. Shepro’s ownership percentage was 5.33% based upon 15,467,158 shares outstanding at that time.
(b) William B. Shepro:
(1) Sole Voting Power: 404,892
(2) Shared Voting Power: 451,850
(3) Sole Dispositive Power: 404,892
(4) Shared Dispositive Power: 451,850
Gina H. Shepro:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 451,850
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 451,850
William B. Shepro Revocable Trust:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 451,850
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 451,850
(c)    Transactions within past 60 days: None.
(d)     Not applicable.
(e)     Not applicable
ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.
The information in Item 4 above is incorporated herein by reference.
No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 1	Joint Filing Agreement, dated March 25, 2020, by and among William B. Shepro, Gina H. Shepro, and the William B. Shepro Revocable Trust.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2020	William B. Shepro

William B. Shepro

Dated: March 25, 2020	Gina H. Shepro

Gina H. Shepro

Dated: March 25, 2020	William B. Shepro Revocable Trust

By:_______________________
Name: William B. Shepro
Title: Trustee